Mark C Lee
Tel 916.442.1111
Fax 916.448.1709
leema@gtlaw.com

January 19, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Kate Beukenkamp, Staff Attorney

Re:	First China Pharmaceuticals Group, Inc.
Amendment No. 1 to Form 8-K
Filed December 6, 2010
File No. 000-54076

Dear Ms. Beukenkamp:

On behalf of our client, First China Pharmaceuticals Group, Inc. (the “Company”), we are responding to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 21, 2010 to Zhen Jiang Wang, Chief Executive Officer of the Company.  The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each Staff comment in bold, italicized type.  In this letter, references to “we,” “us,” and “our” refer to the Company.

Item 1. Business Description, page 3

Background, page 4

1.
Staff Comment:  Expand your disclosure to discuss in detail, presenting all applicable formulas and projections for the relevant periods, the bonus payments based on two percent of the quarterly gross sales of XYT to be paid to Mr. Wang. State whether your projections comport with historical information regarding the quarterly gross sales and if not, why.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has expanded its disclosure in this section with respect to the bonus payments to be paid to Mr. Wang, including a comparison of projected bonus payments relative to estimated historical amounts.

Securities and Exchange Commission

2.
Staff Comment:  Disclose the nature of the financing considered in the agreement discussed herein and any other financing methods contemplated, include the closing date of the Exchange Transactions and the dates the financing is expected to be conducted in accordance with same. Discuss any anticipated affects on shareholder liquidity in connection with these financing efforts. Further, disclose any penalties or fees you will incur if you are not able to perform the financing as contemplated by the Exchange Agreement. Disclose all plans, proposals or arrangements, verbal or otherwise.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has added additional disclosure to this section with respect to the financing contemplated by the Exchange Agreement.

3.
Staff Comment:  Please advise whether or not FCPG is a WFOE, as stated on page 5. It is unclear how FCPG would be a WFOE operating in Hong Kong. Disclose the stated business purpose of XYT as a WFOE and provide a copy of its business license on a supplemental basis.

Company Response:  The Company respectfully informs the Staff that FCPG HK is not a Wholly Foreign Owned Enterprise (“WFOE”), but rather the sole shareholder of the WFOE, i.e., XYT. The Company has revised the “Corporate Structure” section on page 5 of Amendment No. 2 to Form 8-K to provide for the business scope of XYT.  The Company further respectfully informs the Staff that establishing a WFOE may achieve the following additional business purposes, which the Company has stated on page 6 of Amendment No. 2 to Form 8-K:

•	Independence and freedom to implement a possible worldwide strategy of its parent company without having to consider the involvement of Chinese law;
•	Ability to formally carry out business and the ability to issue invoices to customers in RMB and receive revenues in RMB;
•	Capable of converting RMB profits to US dollars or other foreign currency for remittance to their parent company outside China; and
•
Greater protection of intellectual property rights, know-how and technology versus a joint venture structure since no partner is required and therefore the Company and XYT have more control of the IP of XYT.

In addition, the Company has filed the Business License of XYT as Exhibit 99.4 to Amendment No. 2 to Form 8-K.

Securities and Exchange Commission

4.	Staff Comment: Explain how FCPG HK was established for the purpose of “investment and holding.” Detail what you mean and state the business purpose for same.

Company Response:  The Company respectfully informs the Staff that because the PRC government has entered into a “special arrangement” with the Hong Kong local government, the profits distributed by XYT to FCPG HK may be subject to a lower applicable tax rate than to those distributed directly by a WFOE to a US-based company, as discussed in Comment 6 below. It follows that to effectively hold a WFOE in the PRC at a lower cost and for the investment in the WFOE to provide a return at a higher margin, FCPG HK was thus established for the purpose of “investment and holding.”

5.
Staff Comment:  Explain how FCPG HK is “required to repay the distributed profits if the distribution is made without the allocation of relevant welfare and funds and losses made-up, given its location in Hong Kong.

Company Response:  The Company respectfully informs the Staff that FCPG HK is the shareholder of XYT, and XYT is a WFOE regulated under PRC Company Law. Article 167 of the PRC Company Law requires that distribution of after-tax profits by a company to its shareholders shall be made after the allocation of relevant welfare and funds and losses made-up; otherwise the shareholders must repay the distributed profits or the company will be imposed a penalty. In this case, FCPG HK, as the shareholder of XYT (a PRC company), would be required to repay the distributed profits if the distribution was made without the statutory allocation of relevant welfare and funds and losses made-up or XYT would receive a penalty by PRC authorities.

Corporate Structure, page 5

6.
Staff Comment:  We note your response to comment 3 from our letter dated October 21, 2010. In your discussion you state that pursuant to a “special arrangement” between Hong Kong and the PRC, FCPG HK may qualify for a lower tax rate of 5%. Please disclose what special arrangement you are referring to including whether it is codified, limited in duration or subject to renewal by either party.

Company Response:  The Company respectfully informs the Staff that, as stated on page 6 of Amendment No. 2 to Form 8-K, the “special arrangement” between Hong Kong and the PRC refers to the Arrangement Between the Mainland and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, which was formally signed by both governments on August 21, 2006. Pursuant to Article 10, paragraph 2 of this Arrangement, if a beneficial owner in Hong Kong immediately owns more than 25% equity of a company in the mainland PRC, any dividends payable by the company to such beneficial owner may be subject to a tax rate of 5%, which is lower than a normal tax rate of 10% under the current PRC Enterprise Income Tax Law.  This “special arrangement” remains effective unless it is terminated by a written notice from either PRC or Hong Kong government to the other before June 30 each year following the fifth anniversary of the effective date of such arrangement.

Securities and Exchange Commission

Strategy, page 6

7.
Staff Comment:  In the second paragraph under this heading you state that you are applying for a second internet license, the Internet Transaction Service License. Please disclose what stage of the application process you are currently in, including all completed and anticipated dates of completion, when you believe you will receive approval and how your business will be impacted if you do not receive approval for this license.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has expanded its disclosure in this section with respect to the application and approval process for the Internet Transaction Service License.

8.	Staff Comment: Additionally, please state concisely the difference between the License of Internet Drug Information Service and the Internet Transaction Service License.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has revised this section to state the difference between the License of Internet Drug Information Service and the Internet Transaction Service License.

9.
Staff Comment:  We note your response to comment 4 from our letter dated October 21, 2010. Please explain why the Internet Drug Information Service Qualification Certificate states. “Nature of Service: non-business.”

Company Response:  The Company respectfully informs the Staff that the term "non-business" refers to the website being proprietary to the company that has licensed it.  The alternative term, "business," refers to third-party websites that market or sell products.  This is primarily a translation issue, with "business" referring to a website that is in business to market others’ products while "non-business" refers to websites that are proprietary and not in the business of promoting other businesses.

By way of example, certificates containing a “business” Nature of Service include businesses with websites with fee-based content or reimbursable advertising services for certain drug sellers, such as a technology company that obtained the Drug Information Service License, specializing in utilizing its own website to provide reimbursable advertising services for the drug manufacturers and distributors.  Certificates containing a “non-business” Nature of Service, such as XYT, include enterprises utilizing their own websites to self-publicize the products they carry; government websites; commonwealth websites, etc.

Securities and Exchange Commission

Products and Distribution, page 6

10.
Staff Comment:  We note your response to comments 7 and 12 from our letter dated October 21, 2010. Please revise to include specific examples of the types of Chinese patent drugs, herbs, pharmaceutical chemicals, biological products, antibiotics, biochemical drugs and small medical instruments you distribute.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has revised this section to add specific examples of the types of Chinese patent drugs, herbs, pharmaceutical chemicals, biological products, antibiotics, biochemical drugs and small medical instruments it distributes.

11.
Staff Comment:  We note your statement that your products are purchased by licensed pharmaceutical users and retailers such as hospitals, medical clinics and pharmacies and that small licensed drug distributors also purchase these products to distribute. Please amend this disclosure to state whether or not these are current customers of XYT or they are prospective customers you hope to secure.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has amended this disclosure to state that these are current customers of XYT.

12.
Staff Comment:  Explain how you assess that XYT will be able to supply its current customers with over 80% of the pharmaceutical products they require and become their primary supplier. Discuss your target dates and provide support for your belief that you will meet these goals, including how you will:

•	Expand product line six-fold;
•	Offer products at lower prices, including percentage discount; and
•	Broaden your product line to 30,000 products, including the current number of products.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has revised this section to remove the above-noted references.

Products and Distribution, page 7

13.
Staff Comment:  Expand your disclosure to explain in detail how you plan to “attract more large customers that currently do not utilize XYT,” outlining your intended steps toward “aggressively” attracting 5,000 new primary customers. Define your use the term “primary.”

Securities and Exchange Commission

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has revised this section to remove the above-noted references.

14.
Staff Comment:  We note your response to comment 5 from our letter dated October 21, 2010 including discussion of customers placing orders over the phone and via email. Please revise to state clearly if customers can place orders directly through your website, www.kmxty.com. If they cannot place orders directly through your website, please disclose why orders are not placed over the internet using your website.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has revised this section to clarify how customers may place orders through the Company’s website.

Exhibit 99.1(a)
Kun Ming Xin Yuan Tang Pharmacies Co. Ltd
Financial Statements
December 31, 2009, 2008 and 2007
Balance Sheets

15.
Staff Comment:  We note your response to comment 25 from our letter dated October 21, 2010. We continue to believe you should report the receivable “Due from related party” as a deduction from stockholders’ equity. In this regard, we note in your response that the Company may settle this amount by treating it as a dividend payable. Please revise your financial statements accordingly.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has consulted with its independent accountant and referred to SAB Topics 4E and 4G.  The Company believes that the scenario and background described therein, which is related to the capital contribution or unpaid equity of an enterprise, is not applicable to the item as presented under “Due from Related Party” as presented in the financial statements due to the different nature and background giving rise to such amount.  The line item “Due from Related Party” represents certain trade receivables collected by the shareholder of XYT, Mr. Wang, on behalf of XYT related to the conduct of its business in China.  Mr. Wang also settles certain trade payables on behalf of the Company, as reflected in the line item “Due to Related Party.”  Therefore, the Company and its independent accountant do not believe that this arrangement is equivalent to the capital contribution or unpaid equity as outlined by SAB 4E or 4G.

Securities and Exchange Commission

XYT has authorized Mr. Wang to collect certain of its trade receivables on behalf of XYT, and he also has the obligation to settle certain trade payables and pay certain expenses of XYT by using the cash collected from the trade receivables.  See the Authorization Agreement filed as Exhibit 10.4 to Amendment No. 2 to Form 8-K.  The Company believes that such arrangements are common in PRC, whereby a designee collects receivables directly from customers on behalf of a company, based in part on the reasons set forth below:

•
As a private company, XYT, like many other PRC private companies, prefers to  conduct its business largely through cash sales, which promotes security, liquidity and convenience.  Cash payments often lead to discounted pricing and expedited transactions.  Both customers and suppliers tend to be partial to paying with cash.

•
Given the prevalence and preference of such cash payments, it is common for shareholders in the PRC to collect cash on behalf of a company.  In addition, certain business bank accounts have restrictions on daily withdrawal amounts that may not be adequate to satisfy the daily transaction needs of a company.  Therefore, shareholders often open a bank account designated for the deposit of cash collected from customers that is used to also make payments on behalf of the company when needed.  This solution is utilized to reduce company cash flow problems.

•
In many instances, Mr. Wang maintains close relationships with certain customers and suppliers and as such, was authorized by the board of XYT to collect such trade receivables and settle such trade payables.

However, the board of XYT has decided to terminate the authorization of Mr. Wang to collect receivables, but continues to authorize Mr. Wang to purchase stock on behalf of XYT by using the cash collected from customers from 2010, which will gradually settle the amount of “Due from Related Party.”  Hence, the Company  prefers not to report the receivable “Due from Related Party” as a deduction from stockholders’ equity.

16.
Staff Comment:  In addition, revise the related financial statement footnote disclosures to fully address each of the following questions and provide us a detailed written response specifically addressing each issue.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has revised its disclosures as applicable based on the responses below.

a.	What is the nature of trade receivables Mr. Wang collected?

Company Response:  The trade receivables mainly related to cash sales to customers with C.O.D. terms that were not settled on delivery.  Mr. Wang then follows XYT instructions to collect the amounts accordingly.

Securities and Exchange Commission

b.	From whom does Mr. Wang collect the receivables?

Company Response:  As noted in the responses to Comments 15 and 16(a), Mr. Wang collects receivables from customers of XYT.

c.	Why has Mr. Wang personally and not the Company collected the receivables?

Company Response:  See response to Comment 15 above.

d.	Is Mr. Wang in the business of collecting receivables on behalf of other parties?

Company Response:  No, Mr. Wang is not in the business of collecting receivables on behalf of other parties.  Mr. Wang collects the receivables for the reasons set forth above and pursuant to the terms of the Authorization Agreement filed as Exhibit 10.4 to Amendment No. 2 to Form 8-K.

e.	What legal rights does the Company have to claim these receivables or the cash collected?

Company Response:  Mr. Wang collects the receivables pursuant to the terms of the Authorization Agreement filed as Exhibit 10.4 to Amendment No. 2 to Form 8-K, which states that XYT owns the cash to be collected from the customers by Mr. Wang and that XYT may exercise all rights and remedies available at law or in equity in the event of default by Mr. Wang.

f.	What formal arrangements, if any, has the Company entered into with Mr. Wang to collect the receivables?

Company Response:  Mr. Wang collects the receivables pursuant to the terms of the Authorization Agreement filed as Exhibit 10.4 to Amendment No. 2 to Form 8-K.  Further, at the end of every fiscal year, Mr. Wang has declared how much he has collected and paid on behalf of XYT.

g.	Explain the details of any fee arrangement with Mr. Wang to compensate him for the collection service.

Company Response:  Pursuant to the terms of the Authorization Agreement, there is no fee arrangement to compensate Mr. Wang for his collection service.  Mr. Wang was pleased to assist XYT in its elementary stages.

Securities and Exchange Commission

h.	Explain if Mr. Wang has remitted any cash back to the Company and, if so, quantify the amount.

Company Response:  While Mr. Wang has remitted some cash back to the Company, the Company generally offsets amounts due from Mr. Wang with amounts due to Mr. Wang.

i.	Quantify the amount of cash collected by Mr. Wang and not remitted to the Company.

Company Response:  As reflected in the financial statements, the total cash amount collected by Mr. Wang was US$11,799,953 as of December 31, 2009.

j.	Explain why any amounts collected by Mr. Wang are not immediately deposited in a Company owned bank account.

Company Response:  See responses to Comments 15 and 16(h) above.

k.	Also, file as an exhibit any documentation of the receivable collection arrangement between the Company and Mr. Wang.

Company Response:  The Authorization Agreement has been filed as Exhibit 10.4 to Amendment No. 2 to Form 8-K.

Exhibit 99.1(b)
First China Pharmaceutical Group Limited
Pro-Forma Combined Financial Statements
For The Six Months Ended June 30, 2010

17.
Staff Comment:  Regarding your response to comments 26 and 27 in our letter dated October 21, 2010, please explain and disclose whether the acquisition completed on June 25, 2010 and the share sale agreement completed on July 5, 2010 were negotiated at the same time in contemplation of one another.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has disclosed that the acquisition was completed on June 25, 2010, and the share sale agreement was completed on July 5, 2010.  Although the two transactions were not negotiated at the same time, in order to establish a WFOE structure, they were structured in contemplation of one another.

18.
Staff Comment:  It appears, from your response to comments 26 and 27, that on June 25, 2010 First China Pharmaceutical Group Limited or FCPG HK, a company wholly owned by Mr. Douglas Billingsley, purchased XYT, a company substantially wholly owned by Mr. Zhen Jiang Wang. Subsequently, on July 5, 2010, Mr. Zhen Jiang Wang purchased all the shares of FCGP HK from Mr. Douglas Billingsley for consideration. Rather than entering into these transactions, it is unclear to us why XYT did not simply form a holding company. Please disclose and explain to us the business purpose of structuring the transactions in this manner.

Securities and Exchange Commission

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has disclosed that Mr. Wang utilized Mr. Billingsley's business knowledge to help create the WFOE structure that would be desirous by foreign investors.  The acquisition of a shell Hong Kong Company was a business decision made to expedite the process of making XYT a WFOE.  Although Mr. Wang is a successful pharmaceutical executive, he does not have a thorough knowledge of strategies to attract foreign capital for XYT.  Mr. Billingsley is a trusted advisor of Mr. Wang's and has in-depth knowledge of Chinese and foreign capital markets and corporate structures acceptable to foreign investors.

19.
Staff Comment:  Regarding the June 25, 2010 transaction, please provide and disclose the following information, including references to the accounting guidance relied upon, and provide any other disclosures required under ASC 805:

Company Response: The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has revised its disclosures as applicable based on the responses below.

a.	Identify the acquirer;

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment and based on consultation with the Company’s independent accountant, per ASC paragraph 805-10-55-10, determining the existence of a controlling financial interest shall be used to identify the acquirer in a business combination, except when a variable interest entity (VIE) is acquired.  FCPG HK, after the share exchange acquisition on June 25, 2010, would control all the financial interest of XYT; hence FCPG HK is the acquirer.

Further, per ASC paragraph 805-10-55-11, in a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.  Pursuant to the share exchange acquisition on June 25, 2010, FCPG HK would pay RMB 2,000,000 to the predecessor shareholders of XYT, RMB 1,900,000 to Mr. Wang and RMB 100,000 to Ms. Gong for acquiring all the shares of XYT.  The transferring cash amount of RMB 2,000,000 had been negotiated among FCPG HK, Mr. Wang and Ms Gong. FCPG HK, the entity that transferred the cash, has been identified as the acquirer.

Securities and Exchange Commission

In addition, per ASC paragraph 805-10-55-12, other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, such as the relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities. Pursuant to the share exchange acquisition on June 25, 2010, FCPG HK will own all portions of the voting rights; therefore it has been identified as acquirer.

b.	Quantify the amount of purchase consideration and describe its nature;

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, pursuant to the share exchange acquisition on June 25, 2010, FCPG HK would pay RMB 2,000,000 to the predecessor shareholders of XYT, RMB 1,900,000 to Mr. Wang and RMB 100,000 to Ms. Gong for acquiring all the shares of XYT.  The transferring cash amount of RMB 2,000,000 was the amount of capital contributed of XYT and had been negotiated among FCPG HK, Mr. Wang and Ms Gong.

e.	Explain how the acquirer recognized and measured the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree;

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment and based on consultation with the Company’s independent accountant, subject to the conditions specified in ASC paragraphs 805-20-25-2 through 25-3, an acquirer should recognize the identifiable assets acquired and the liabilities assumed on the acquisition date if they meet the definitions of assets and liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements (CON 6) for U.S. GAAP, and the Framework for the Preparation and Presentation of Financial Statements for IFRS.

On June 25th, 2010, FCPG HK, the acquirer, investigated the identifiable assets acquired and liabilities assumed of XYT and found they were separable, transferable and identifiable, as were the contractual or other legal rights of the assets and liabilities.  FCPG HK separated the costs that an acquirer expects to incur, but is not obligated to incur at the acquisition date (e.g., restructuring costs) from liabilities assumed [ASC 805-20-25-2; IFRS 3R.11].  FCPG HK also recognized assets and liabilities that are not recognized by the acquiree in its financial statements prior to the acquisition date, due to differences between the recognition principles in a business combination and other U.S. GAAP. This can result in the recognition of intangible assets in a business combination, such as a brand name or customer relationship, which the acquiree would not recognize in its financial statements because these intangible assets were internally generated [ASC 805-20-25-4].

Securities and Exchange Commission

Certain assets acquired and liabilities assumed in connection with a business combination may not be considered part of the assets and liabilities exchanged in a business combination and will be recognized as separate transactions in accordance with other U.S. GAAP or IFRS [ASC 805-20-25-3].

In FCPG HK’s case, the intangible asset of the acquiree is the accounting software, which is not applied on ASC 805-20-25-3 and ASC 805-20-25-4.

The acquirer shall measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at their acquisition date fair values.

The assets of XYT consisted mainly of the inventories of pharmaceuticals.  The relevant accounting standards require that inventory be measured at its fair value on the acquisition date. There was no impairment on the inventories after performing an impairment test. There was no non-controlling interest in XYT, the acquiree, at the acquisition date.

d.	How did the acquirer recognize and measure goodwill (or a gain from a bargain purchase).

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment and based on consultation with the Company’s independent accountant, pursuant to ASC-805-30-25-2, bargain purchases occur if the acquisition-date amounts of the identifiable net assets acquired, excluding goodwill, exceed the sum of (i) the value of consideration transferred, (ii) the value of any non-controlling interest in the acquiree, and (iii) the fair value of any previously held equity interest in the acquiree. The standards require the recognition of a gain for a bargain purchase [ASC 805-30-25-2; IFRS 3R.34], as a bargain purchase represents an economic gain, which should be immediately recognized by the acquirer in earnings [profit or loss].

FCPG HK, the acquirer, reassessed whether all of the assets acquired and liabilities assumed have been identified and recognized, including any additional assets and liabilities not previously identified or recognized in the acquisition accounting. Once completed, the acquirer should review the procedures used to measure the following items:

• Identifiable assets acquired and liabilities assumed;

• Non-controlling interest in the acquiree;

Securities and Exchange Commission

• Acquirer’s previously held equity interest in the acquiree, if any; and

• Consideration transferred [ASC 805-30-30-5]

Consideration transferred is generally measured at fair value. Consideration transferred is the sum of the acquisition-date fair values of the assets transferred, the liabilities incurred by the acquirer to the former owners of the acquiree, and the equity interests issued by the acquirer to the former owners of the acquiree (except for the measurement of share-based payment awards, see BCG 2.6.3.1).

An impairment test had been implemented on the identifiable assets of XYT, primarily, the pharmaceuticals inventories and amount due from related party.  We found there was no impairment on the inventories, and the amount of due from related party existed and was recorded accurate. Therefore, the fair value of the identifiable net assets acquired remained approximately US$ 2,321,100. There were neither any non-controlling interests nor any previously held equity interests in the acquiree.

The consideration transferred amount of US$300,000 (2,000,000RMB) was determined based on negotiation among Mr. Wang, who held a 95% share of XYT, Ms. Gong, who held a 5% share of XYT, and FCPG HK.

After assessing whether all of the identifiable net assets have been identified and recognized and reviewing the measurement of (i) those identifiable net assets, and (ii) the consideration transferred and review the procedures used to measure, FCPG HK did not adjust the value of the identifiable net assets acquired to US$ 300,000 (2,000,000 RMB). Hence a bargain purchase of US$ 2,033,545 had been recognized.  The relevant notes have been revised accordingly.

20.	Staff Comment: Furthermore, provide us with the historical financial statements as of June 30, 2010 for FCPG HK.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has filed the historical financial statements as of June 30, 2010 for FCPG HK as Exhibit 99.1(c).

21.
Staff Comment:  In regards to the July 5, 2010 share sale transaction, disclose the following information in the period in which the exchange of equity occurred, and as a subsequent event in the historical financial statements as of June 30, 2010 of FCGP HK:

Securities and Exchange Commission

a.	The amount and nature of consideration paid by Mr. Wang;

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, per the share sale transaction, Mr. Billingsley, the predecessor shareholder, sold all of his shares (10,000) in FCPG HK to Mr. Zhen Jiang Wang for consideration of 100 (one hundred) Hong Kong dollars.

b.	The name and brief description of the entity included in the reporting entity as a result of the net asset transfer or exchange of equity interests; and

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the names are Mr. Douglas Billingsley, the predecessor shareholder of FCPG HK, and Mr. Zhen Jiang Wang, the controlling shareholder of XYT.

c.	The method of accounting for the transfer of net assets or exchange of equity interests.

Company Response:  The Company respectfully informs the Staff that Mr. Billingsley, the predecessor shareholder of FCPG HK, and Mr. Zhen Jiang Wang, controlling shareholder of XYT, entered into a Share Sale Agreement. Mr. Billingsley sold all of his shares (10,000) in FCPG HK to Mr. Zhen Jiang Wang for consideration of 100 (one hundred) Hong Kong dollars. This was a change in the rights of the shares of FCPG HK.

ASC Paragraph 805-10-25-1 requires an entity to determine whether a transaction or event is a business combination. A business combination is defined as an entity obtaining control of one or more businesses. The most common business combination is a purchase transaction in which the acquirer purchases the net assets or equity interests of a business for some combination of cash or shares.

The Share Sale Agreement on July 5, 2010, is between Mr. Douglas Billingsley and Mr. Zhen Jiang Wang. It is not an entity obtaining control of one or more businesses. Therefore, it is only a change in the rights of the shares of FCPG HK but not an exchange of equity interests business combination.  The Company only needs to book an entry that changes the title of common stock as follows:

<Debit> Common Stock - Mr. Douglas Billingsley	$1,285
<Credit> Common Stock - Mr. Zhen Jiang Wang	$1,285

Please fax a copy of any subsequent correspondence to my attention at (916) 448-1709 so that I may promptly coordinate any future responses with the Company’s principal operating subsidiary and independent auditor, located in China and Hong Kong, respectively.

Securities and Exchange Commission

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Sincerely,

/s/ Mark C. Lee, Esq.

Mark C. Lee, Esq.

***

Securities and Exchange Commission

The Company understands that the purpose of the Staff’s review is to assist the Company in its compliance with applicable disclosure requirements and to enhance the overall disclosure in its filings with the Commission.  The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges that the Staff may have additional comments after reviewing the Company’s response to the Staff’s comment.

Sincerely,

/s/ Zhen Jiang Wang

Zhen Jiang Wang
Chairman and Chief Executive Officer